(d)(3)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA STRATEGIC ALLOCATION PORTFOLIOS, INC.

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense
		Limit1
	(as a percentage of average
	net assets)
	Class I	Class S
Voya Strategic Allocation Moderate Portfolio	0.75%	1.00%
Term Expires May 1, 2026
Voya Strategic Allocation Growth Portfolio	0.77%	1.02%
Term Expires May 1, 2026
Voya Strategic Allocation Conservative Portfolio	0.71%	0.96%
Term Expires May 1, 2026
Effective Date:	May 1, 2024, to reflect the extension of the term for each portfolio in connection with mergers.

*This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

1These operating expense limits take into account operating expenses incurred at the underlying Fund level.